August 26, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, DC 20549

Re: Virpax Pharmaceuticals, Inc.

Registration Statement on Form S-1, as amended

File No. 333-281080

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date:	Monday, August 26, 2024
Requested Time:	5:00 p.m., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as the placement agent of the proposed public offering on a best efforts basis of securities of Virpax Pharmaceuticals, Inc. (the “Company”), hereby join the Company’s request that the effective date of the above-referenced registration statement on Form S-1, as amended, be accelerated so that it will be declared effective at 5:00 p.m., Eastern Daylight Time, on Monday, August 26, 2024, or as soon thereafter as possible.

Pursuant to Rule 460 under the Securities Act, please be advised that we will distribute as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

RBW Capital Partners LLC

By:	/s/ Philip Gaucher
	Name:	Philip Gaucher
	Title:	Managing Partner

Dominari Securities LLC

By:	/s/ Cosme Ordonez
	Name:	Cosme Ordonez
	Title:	Managing Director, Head of Investment Banking